UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission file number: 001-40744

OTONOMO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+(972) 52-432-9955
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Agreement and Plan of Merger

On February 9, 2023, Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel and registered under No. 51-535281-3 with the Israeli Registrar of Companies (“Otonomo”), Urgent.ly Inc., a Delaware corporation (“Urgently” or the “Company”), and U.O Odyssey Merger Sub Ltd., a company incorporated under the laws of the State of Israel and registered under No. 516747763 with the Israeli Registrar of Companies, and a direct, wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement and subject to the satisfaction or waiver of the terms and conditions specified therein, Merger Sub will merge with and into Otonomo, with Otonomo continuing as the surviving company and a wholly owned subsidiary of Urgently (the “Merger”). Capitalized terms used in this Report on Form 6-K but not defined herein have the meaning ascribed to such terms in the Merger Agreement.

The Board of Directors of Otonomo (the “Otonomo Board”) and the Board of Directors of Urgently (the “Company Board”) each have approved, among other things, the Merger Agreement and the transactions contemplated thereby. In addition, the transactions contemplated by the Merger Agreement have been approved by the Requisite Company Stockholders.

Merger Consideration

At the effective time of the Merger (the “Effective Time”), each ordinary share, no par value, of Otonomo (the “Otonomo Shares”) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and shares to be canceled pursuant to the terms of the Merger Agreement) will be deemed transferred under Israeli law to the Company in exchange for the right to receive a number of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) equal to the Exchange Ratio (the “Merger Consideration”). No fractional shares of Common Stock will be issued in the Merger. If a holder of Otonomo Shares were entitled to receive a fraction of a share of Common Stock then the number of shares of Common Stock issuable to such holder will be rounded up or down to the nearest whole share of Common Stock as provided for in the Merger Agreement. The Merger Consideration will not include any cash consideration, except as set forth in the Merger Agreement. Immediately following closing, the parties expect that Otonomo’s equityholders will own, in the aggregate, approximately 33% of the combined company on a fully diluted basis, subject to the determination of the final Exchange Ratio pursuant to the terms set forth in the Merger Agreement.

Exchange Ratio

The Exchange Ratio will be calculated based on (i) the Company’s valuation, (ii) the Company’s fully-diluted share count, (iii) Otonomo’s net cash and (iv) Otonomo’s fully-diluted share count.

The Company’s valuation will be calculated as (a) $271.0 million plus (b) the Company’s cash as of the business day prior to Closing minus (c) the Company’s transaction expenses minus (d) the Company’s outstanding indebtedness minus (e) certain taxes of the Company.

The Company’s fully-diluted share count will include (a) all shares of Common Stock outstanding immediately prior to the Effective Time (including shares of Common Stock underlying convertible notes and warrants that will convert or be exercised prior to or in connection with closing of the Merger), plus (b) shares of Common Stock underlying all outstanding stock options, warrants and other convertible or derivative securities of the Company (provided, however, that it will not include shares underlying convertible notes that do not convert prior to Closing, the aggregate principal amount of which is included in the calculation of the Company’s indebtedness).

Otonomo’s net cash will be calculated as (a) Otonomo’s cash as of March 31, 2023 minus (b) Otonomo’s transaction expenses minus (c) Otonomo’s outstanding indebtedness minus (d) certain taxes of Otonomo minus (f) Otonomo’s cash burn in excess of $2.55 million per month during the period between April 1, 2023 and Closing.

Otonomo’s fully-diluted share count will include (a) all Otonomo Shares outstanding immediately prior to the Effective Time plus (b) shares underlying all Otonomo RSUs, Otonomo Warrants, promised but ungranted equity awards and other convertible or derivative securities of Otonomo outstanding immediately prior to the Effective Time.

As of the date of execution of the Merger Agreement, and based on Otonomo’s assumptions, the Exchange Ratio is estimated to be 1.41; however, the Exchange Ratio will be finalized as of the Business Day prior to Closing in accordance with the terms of the Merger Agreement.

Treatment of Otonomo RSU Awards, Otonomo Stock Options and Otonomo Warrants

Otonomo RSU Awards

At the Effective Time, each restricted stock unit award relating to the Otonomo Shares that is outstanding immediately prior to the Effective Time, other than those that vest by reason of the consummation of the Merger (an “Otonomo RSU Award”), will be assumed by the Company. Each Otonomo RSU Award will be automatically converted into a restricted stock unit award relating to shares of Common Stock (an “Adjusted RSU Award”) and will have the same terms and conditions as applied to the Otonomo RSU Award immediately prior to the Effective Time. The Adjusted RSU Awards will settle in the number of shares of Common Stock equal to the product obtained by multiplying (i) the number of Otonomo Shares subject to the Otonomo RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio.

Otonomo Stock Options

Additionally, at the Effective Time, each Otonomo Stock Option that has an exercise price per share that is less than the Fair Market Value (as defined in the applicable Otonomo Equity Plan) of one Otonomo Share as of the third (3rd) Business Day prior the Anticipated Closing Date (such date the “Option Measurement Date” and such options, the “Otonomo In-the-Money Options”) will be accelerated, such that all Otonomo In-the-Money Options will be vested and exercisable as of not later than the Option Measurement Date.

Effective as of immediately prior to the Determination Time, each Otonomo In-the-Money Option that then remains outstanding and unexercised will be deemed to be exercised in full (on a “net exercise” cashless basis) and cancelled, and the holder of such Otonomo In-the-Money Option will receive a number of fully vested Otonomo Shares (rounded down to the next whole share) equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Fair Market Value of one Otonomo Share as of the Option Measurement Date over the per share exercise price of such Otonomo In-the-Money Option, multiplied by (ii) the number of Otonomo Shares subject to such Otonomo In-the-Money Option, by (b) the Fair Market Value of one Otonomo Share as of the Option Measurement Date. Each Otonomo Stock Option that then remains outstanding and unexercised and that is not an Otonomo In-the-Money Option will automatically be cancelled without any payment being made in respect thereof.

Otonomo Warrants

Each warrant to acquire Otonomo Shares (an “Otonomo Warrant”) that is outstanding and unexercised immediately prior to the Effective Time will be assumed by the Company and automatically converted into a warrant to acquire shares of Common Stock (an “Assumed Warrant”), which will have the same terms and conditions as applied to the Otonomo Warrants immediately prior to the Effective Time. The number of shares of Common Stock subject to each Assumed Warrant will be equal to the product obtained by multiplying (i) the number of Otonomo Shares subject to the Otonomo Warrant immediately prior to the Effective Time by (ii) the Exchange Ratio, and the exercise price per share of Common Stock will be equal to the quotient of (x) the exercise price per Otonomo Share immediately prior to the Effective Time divided by (y) the Exchange Ratio.

Governance

The Merger Agreement provides that, from and after the Effective Time, the Company Board will be comprised of seven members, including two Otonomo Representatives. The Company Board will be divided into three classes, Class I, which will have three (3) members that are subject to re-election at the Company’s first annual stockholder meeting following Closing, Class II, which will have two (2) members that are subject to re-election at the Company’s second annual stockholder meeting following Closing, and Class III, which will have two (2) members that are subject to re-election at the Company’s third annual stockholder meeting following Closing, with members of each class serving staggered three (3)-year terms. One Otonomo Representative will be a Class II director of the Company Board and one Otonomo Representative will be a Class III director of the Company Board.

Conditions to the Merger

The consummation of the Merger is subject to customary closing conditions, including:  (i) the adoption and approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote (or action by written consent) of the majority of the votes cast by the holders of the Otonomo Shares that are present in person or by proxy at a quorate general meeting (the “Otonomo Shareholder Approval”) and the obtainment of the approval of the Company’s amended and restated certificate of incorporation and bylaws by the irrevocable affirmative written consent of the holders of a majority of the Company’s outstanding shares (the “Company Stockholder Consent”), (ii) the absence of any adverse law or order promulgated, entered, enforced, enacted or issued by any governmental entity that prohibits, the consummation of the Merger or the other transactions contemplated by the Merger Agreement, (iii) the shares of Common Stock and Assumed Warrants to be issued in the Merger being approved for listing on the Nasdaq, subject to official notice of issuance, (iv) the U.S. Securities and Exchange Commission (the “SEC”) having declared effective the Registration Statement on Form S-4 of the Company, which will contain the proxy statement/prospectus of the parties in connection with the Merger (the “Registration Statement”), (v) any consents, filings or approvals required under any foreign direct investment laws for the consummation of the transactions contemplated by the Merger Agreement having been obtained, (vi) the Secretary of State for Business, Energy & Industrial Strategy of the United Kingdom having either (A) confirmed that no further action will be taken in relation to the Merger, (B) made a final order in relation to the Merger pursuant to section 26(1)(a) of the National Security and Investment Act 2021 (United Kingdom) (the “NSIA 2021”) allowing the Merger to proceed, or (C) provided a written notice to the Company or Otonomo that the NSIA 2021 does not apply to the Merger, (vii) the absence of any pending action by any governmental entity that challenges or seeks to enjoin the Merger or the other transactions contemplated by the Merger Agreement, (viii) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of the Company and Merger Sub, on the hand, and Otonomo, on the other hand, contained in the Merger Agreement and the compliance by each party with the covenants contained therein, (ix) the absence of a material adverse effect with respect to each of the Company and Otonomo, (x) the Company complying with the provisions of the Merger Agreement relating to the appointment of the Otonomo Representatives to the Company Board, (xi) the fulfillment of the required conditions set forth in Section 323 of the Israeli Companies Law – 5759-1999 and at least fifty days having elapsed after the filing of the merger proposal with the Israeli Registrar of Companies and expiration of the thirty-day waiting period following the Otonomo Shareholder Approval as referenced in (i) above, (xii) a no action letter from the Israel Securities Authority (“ISA”) having been received, (xiii) either a 104H tax ruling or 104H interim tax ruling and a withholding tax ruling from the Israel Tax Authority having been obtained and (xiv) the Exchange Ratio having been finally determined in accordance with the Merger Agreement.

The parties expect the Merger to be completed during the third quarter of 2023.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of the Company, Merger Sub and Otonomo relating to, among other things, their respective businesses, financial statements and public filings, in each case generally subject to customary materiality and knowledge qualifiers. Additionally, the Merger Agreement provides for customary covenants of the Company, Merger Sub and Otonomo, including covenants regarding the conduct of their respective businesses during the pendency of the Merger and the other transactions contemplated by the Merger Agreement, public disclosures and other matters.

The Company is not permitted to solicit, initiate or knowingly encourage or, or take any other action designed to, or which is reasonably expected to, facilitate, any competing acquisition proposals from third parties or to engage in discussions or negotiations with third parties regarding any competing acquisition proposals.

In addition, Otonomo is not permitted to solicit, initiate or knowingly encourage or, or take any other action designed to, or which is reasonably expected to, facilitate, any competing acquisition proposals from third parties or to engage in discussions or negotiations with third parties regarding any competing acquisition proposals, unless the Otonomo Board determined in good faith (after consultation with outside counsel and a reputed financial advisor) that such counterparty is capable of making an acquisition proposal that is reasonably expected to lead to a superior proposal, and the failure to take action would be inconsistent with the Otonomo Board’s fiduciary duties as determined by applicable law. The Otonomo Board may change its recommendation to its shareholders in response to a superior proposal or an intervening event if the Otonomo Board determines in good faith (after consultation with outside counsel and a reputed financial advisor) that the failure to take such action would be inconsistent with the Otonomo Board’s fiduciary duties as determined by applicable law.

Further, the Company and Otonomo will use their respective reasonable best efforts to take all actions necessary, proper or advisable under applicable antitrust and foreign investment laws to consummate the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable after the date of the Merger Agreement.

Termination

The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time before the Closing by mutual written consent of the Company and Otonomo. In addition, either the Company or Otonomo may terminate the Merger Agreement if (i) any applicable law or governmental order, injunction, decree or ruling that prohibits, prevents, restrains, or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement is issued, (ii) the Merger is not consummated by September 30, 2023 (the “Outside Date”); provided, however, that if on September 30, 2023 all of the closing conditions other than the expiration of the thirty-day waiting period following the Otonomo Shareholder Approval have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) the Outside Date will automatically be extended to October 31, 2023, or (iii) the Otonomo Shareholder Approval is not obtained.

Further, subject to the terms and conditions of the Merger Agreement, the Company may terminate the Merger Agreement in the event that (i) Otonomo has breached or failed to perform any of its covenants or other agreements under the Merger Agreement, or any of its representations and warranties set forth in the Merger Agreement has become inaccurate, in either case, in a manner that would give rise to the failure of certain key conditions to the consummation of the Merger, as set forth in the Merger Agreement, and such breach, failure to perform, violation or inaccuracy is not capable of being cured by Otonomo by the applicable time set forth in the Merger Agreement, (ii) prior to obtaining the Otonomo Shareholder Approval, the Otonomo Board changes or withdraws its recommendation to the shareholders of Otonomo in connection with the Merger or the other transactions contemplated by the Merger Agreement, or recommends or approves a competing acquisition proposal (in each case, an “Otonomo Board Recommendation Change”), or (iii) prior to obtaining the Otonomo Shareholder Approval, Otonomo has materially breached its non-solicitation obligations under the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, Otonomo may terminate the Merger Agreement in the event that (i) the Company or Merger Sub has breached or failed to perform any of their respective covenants or other agreements under the Merger Agreement, or any of their respective representations and warranties set forth in the Merger Agreement has become inaccurate, in each case, in a manner that would give rise to the failure of certain key conditions to the consummation of the Merger, as set forth in the Merger Agreement, and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Company or Merger Sub, as applicable, by the applicable time set forth in the Merger Agreement, (ii) Otonomo enters into a definitive agreement with respect to a superior proposal at any time prior to obtaining the Otonomo Shareholder Approval, as described in the Merger Agreement, provided that Otonomo has complied with its non-solicitation obligations under the Merger Agreement and paid the applicable termination fee described below, (iii) the Company’s audited financial statements for the twelve-month period ended December 31, 2022 are not completed by May 15, 2023 or (iv) the Company Stockholder Consent has not been obtained within 3 Business Days after the date of the Merger Agreement; provided, that Otonomo’s termination right under this clause (iv) shall automatically expire and be null and void upon the obtainment of the Stockholder Consent.

Otonomo Termination Fees

In the event the Merger Agreement is terminated by the Company or Otonomo because the shareholders of Otonomo failed to approve the proposals required to consummate the Merger and the other transactions contemplated by the Merger Agreement, then Otonomo will be required to pay the Company a termination fee of $1.5 million.

Further, if the Merger Agreement is terminated (i) by the Company prior to the Otonomo Shareholder Approval following an Otonomo Adverse Recommendation Change, (ii) by the Company prior to the Otonomo Shareholder Approval because Otonomo materially breached its obligations under the non-solicit provisions of the Merger Agreement, (iii) by Otonomo prior to the Otonomo Shareholder Approval in order to enter into a definitive agreement providing for an Otonomo Superior Proposal, or (iv) by Otonomo or the Company because (a) the Merger is not consummated by the Outside Date, (b) the shareholders of Otonomo failed to approve the proposals required to consummate the Merger and the other transactions contemplated by the Merger Agreement or (c) the representations and warranties of Otonomo are not true and correct or Otonomo fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time; provided, in each of (a), (b) and (c), that (1) the termination by Otonomo or the Company took place following receipt of a competing acquisition proposal that was not withdrawn at least 10 Business Days prior to Otonomo’s shareholder meeting and (2) Otonomo enters into a definitive agreement to consummate a competing acquisition proposal within 12 months of the termination of the Merger Agreement, then Otonomo will be required to pay the Company a termination fee of $3.0 million.

In no event will the Company be entitled to receive more than one termination fee.

Other Matters

The foregoing summary of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or Otonomo, or to modify or supplement any factual disclosures about the Company or Otonomo in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company and Otonomo made solely for the purposes of the Merger Agreement and for the benefit of the parties thereto, and may be subject to important qualifications and limitations agreed to by the Company and Otonomo in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to the Company’s or Otonomo’s SEC filings. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Otonomo Voting Agreements

On February 9, 2023, in connection with the execution of the Merger Agreement, certain shareholders of Otonomo entered into Voting Agreements with the Company and Otonomo (the “Otonomo Voting Agreements”).

Pursuant to the Otonomo Voting Agreements, such Otonomo shareholders have agreed, among other things, to vote or cause to be voted any issued and outstanding Otonomo Shares beneficially owned by such shareholders (or that may otherwise become beneficially owned by them prior to obtaining the Otonomo Shareholder Approval) (the “Otonomo Covered Shares”) at every shareholders’ meeting of Otonomo during the term of the Otonomo Voting Agreements (i) in favor of (A) all proposals to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (B) all of the matters, actions and proposals that would reasonably be expected to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including any proposal to adjourn or postpone any meeting of the Otonomo shareholders to a later date if there are not sufficient votes to approve the proposals necessary to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, provided that no Otonomo shareholder will be required to vote in favor of any waiver, modification or amendment to the terms of the Merger Agreement that would be less favorable in any material respect to such Otonomo shareholder than the Merger Agreement attached as an exhibit to this report (excluding any amendments affecting Otonomo shareholders who are directors, officers or employees of Otonomo in their capacities as such); and (ii) against (A) any competing acquisition proposal and (B) any amendments to Otonomo’s organizational documents (other than as required to effect the Merger and the other transactions contemplated by the Merger Agreement) or any other proposal or transaction that would reasonably be expected to (1) impede, interfere with, delay, postpone or adversely affect in any manner the Merger or the other transactions contemplated by the Merger Agreement, (2) change, in any manner, the voting rights of any class of share capital of Otonomo, (3) result in any condition to the consummation of the Merger set forth in the Merger Agreement not being fulfilled or (4) result in a breach of any covenant, representation or warranty or other obligation or agreement of Otonomo under the Merger Agreement or the Otonomo shareholder under the Otonomo Voting Agreements in any material respect.

As of February 9, 2023, the Otonomo shareholders subject to the Otonomo Voting Agreements beneficially own approximately 39% of the issued and outstanding Otonomo Shares.

In addition, each Otonomo shareholder party to the Otonomo Voting Agreement has agreed that, with limited exceptions provided therein, during the period from the date of the Otonomo Voting Agreements until termination thereof, he, she or it will not transfer, directly or indirectly, any Otonomo Covered Shares.

The foregoing description of the Otonomo Voting Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Otonomo Voting Agreement, which is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed transaction, Urgently intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent to all Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Proxy Statement/Prospectus relating to the proposed transaction that Urgently intends to file with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Otonomo are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently files from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Otonomo Technologies Ltd. hereby furnishes the following documents as Exhibits 99.1, 99.2 and 99.3:

Exhibit 99.1*	Agreement and Plan of Merger dated as of February 9, 2023, by and among Otonomo Technologies Ltd., Urgent.ly Inc. and U.O Odyssey Merger Sub Ltd.

Exhibit 99.2	Form of Voting Agreement dated as of February 9, 2023, by and among Otonomo Technologies Ltd., Urgent.ly Inc. and certain shareholders of Otonomo Technologies Ltd.

Exhibit 99.3	Press Release dated February 9, 2023.

*          Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Otonomo Technologies Ltd. agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

The information contained in this Report on Form 6-K and in Exhibits 99.1 and 99.2 hereto is incorporated by reference into Otonomo’s registration statements on Form F-3 (File No. 333-264771) and Form S-8 (File No. 333-261641), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.
By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer and Director

Date: February 10, 2023